Exhibit 15 (c)

Description of Industry Terms

Magnetic resonance
MRI is a diagnostic radiological modality that uses strong electromagnetic fields and radiofrequency (RF) radiation to translate hydrogen nuclei distribution in body tissue into computer-generated images of anatomic structures. The excellent contrast of magnetic resonance images allows clinicians to clearly see the details of tissue structure, including soft tissue, and to distinguish normal from diseased tissue in order to diagnose and track the progress and treatment of disease. An important advantage of MRI over radiographic imaging methods like computed tomography (CT) is that it does not use ionizing radiation.

Computed tomography
CT is a radiographic technique that involves the computerized reconstruction of a tomographic plane of the body (a slice) from a large number of collected x-ray absorption measurements taken during a scan around the body’s periphery. CT scanners produce thin cross-sectional images of the human body, revealing both bone and soft tissues, including organs, muscles and tumors. CT is clinically useful in a wide variety of imaging exams, including spine and head, gastrointestinal, and vascular.

Nuclear medicine
Nuclear medicine is the clinical discipline concerned with the diagnostic and therapeutic use of radioactive isotopes (radioisotopes). In diagnostic nuclear medicine procedures small amounts of radioactive materials are introduced into the body. Because they are attracted to specific organs, bones or tissues, the emissions they produce can provide crucial information about a particular type of cancer or disease. Certain imaging procedures, including PET scanning, employ radioisotopes to provide real-time visuals of biochemical processes. In a gamma camera system, a special camera can rotate around the body, picking up radiation emitted by an injected substance. A computer then produces a digitized image of a particular organ. Information gathered during a nuclear medicine technique is more comprehensive than other imaging procedures because it describes organ function, not just structure. The result is that many diseases and cancers can be diagnosed in an earlier stage.

Positron emission tomography
Positron emission tomography, also called PET or a PET scan, is a diagnostic nuclear medicine technique that examines the biological origins of disease so that illness may be diagnosed and treated at an earlier stage and more effectively. A PET scanner provides biologic images based on the detection of subatomic particles. These particles are emitted from a radioactive substance given to the patient. PET allows physicians to visualize the patient’s whole body with just one scan. Unlike X-ray, CT, or MRI which show only body structure, PET images show the chemical functioning of an organ or tissue. The scan is able to identify areas with increased activity, such as cancer cells, thus detecting tumors unseen by other imaging techniques.

QL induction lamps
QL is a so-called induction lamp. Induction lighting technology is fundamentally different from conventional incandescent and gas-discharge lamps in that it involves no filaments or electrodes. Instead, a high-frequency energy flow is induced in a low-pressure gas inside the lamp bulb by means of an induction coil. There are thus no breakable or consumable parts inside the lamp part. The lifetime of 60,000 hours far exceeds that of conventional lamps, i.e. six times longer than that of gas-discharge lamps and sixty times that of standard incandescent lamps.

Master Colour CDM lamps
A range of compact gas-discharge lamps in various versions (with or without reflector) producing a stable light color impression over their lifetime and a sparkling light effect. In discharge lamps, radiation/light is generated by the excitation produced by sending a stream of electrons (current) through the gas. They are used in offices and public buildings and in decorative outdoor applications, but especially in shops and shop windows. Their relatively low heat output enhances comfort for shoppers and staff, while their UV-block filtering reduces the risks of (clothing) fading.

Description of Industry Terms (continued)

LEDline
An LED (light-emitting diode) is, in effect, a light-producing chip. Just like computer chips, LEDs are semiconductors: by using thin layers of different materials the LED lets electricity through in only one direction, thus creating light. The color of the light depends on the materials used. There are red, yellow, green and blue LEDs.

High-brightness LEDs (the area where Philips Lighting, through its joint venture with Agilent Technologies, has a leadership position) are already being used in signaling applications ranging from traffic signaling to signage lighting and car rear lighting, as well as for back-lighting of mobile displays.

Xenon HID
Xenon HID bulbs are based on gas-discharge technology and offer clear advantages over halogen bulbs. In Xenon HID bulbs light is generated between two electrodes instead of in a filament. Xenon HID bulbs gives more than two times the light and three to five times longer life than halogen bulbs, while consuming half the power.

Night Guide
A 3-in1 safety technology that projects three zones of light on the road, providing controlled light and maximum illumination.

UHP lamp
Within the Philips Lighting division, Special Lighting is defined as light sources used neither for general illumination purposes nor for automotive lighting. UHP, which stands for ‘Ultra High Performance’ because it offers an extremely powerful light output compared with other light sources, is a gas-discharge lamp which is central to the design of such products as data projection beamers and home cinema systems.

HID (High Intensity Discharge) ballasts:
An electrical device, either electromagnetic or electronic, that is necessary for the satisfactory operation of a high-intensity discharge lamp (usually mercury or sodium lamps, mainly used in shop or outdoor lighting applications). In discharge lamps radiation/light is generated by the excitation produced by sending a stream of electrons (current) through the gas. Once the discharge in the lamp has been initiated, the ballast serves to limit the electrical current through the lamp to a specified level.

Wireless connectivity (802.11) products
IEEE 802.11 is a wireless standard for ‘over-the-air’ interfacing between a wireless client and a base station or access point, and among wireless clients. The specification can be usefully compared with the IEEE 802.3 standard for wired LANs (Ethernet). It is designed to allow compatibility among Wireless LAN equipments from different manufacturers. Today, 802.11 wireless technology is experiencing tremendous growth in computing and networking products for home and office. This technology will be used in virtually every consumer and business product that needs high-speed wireless connectivity to digital content. Wireless products will include desktops, laptops, peripherals, handhelds, webpads, personal video recording devices and digital entertainment servers. The 802.11a/b and g wireless LAN standards are expected to dominate the wireless connectivity market in the next two years.

The Wi-Fi Alliance was formed in August 1999 by 3COM, Aironet (now Cisco) Lucent Technologies (now Agere), Intersil, Nokia and Symbol Technologies for the purpose of certifying interoperability of IEEE 802.11 product and to promote them as the global, wireless LAN standard across all market segments. At that point in time products from different vendors did not work together even though they were based on the same IEEE 802.11 standard. Shortly thereafter, the Wi-Fi Alliance coined the term “Wi-Fi” to indicate that products had passed the organization’s interoperability certification program.

Design-in (OEM)
OEM stands for Original Equipment Manufacturer, it means that Philips (in some cases) takes care of (co)-design and production of modules and/or finished products (such as DVD players, DVD recorders) for third parties.

Description of Industry Terms (continued)

Bluetooth TM
Bluetooth TM wireless technology eliminates the need for cables within local environments. Developed by leading players from the computing and mobile communications industries — including Ericsson, IBM, Intel, Nokia and Toshiba — Bluetooth technology provides powerful, low-cost connectivity enabling all kinds of communications, computing and audio/video devices to ‘talk’ without a physical connection.

Connected Planet vision
Connected Planet is about freeing people from the existing constraints of technology that until recently they have had to accept. Broadband, wireless and digital media technologies grow in availability and functionality, and Philips offers consumers intuitive, spontaneous access to content. With its vision, product line and partnerships, Philips can lead consumers and the market into the new connected age.

Streamium range
The first products within the Philips Connected Planet approach have been specially chosen so that you can get a real taste of the benefits of wireless connectivity: Together, they’ll make wireless connections for you in your home, whether a simple point-to-point link between your PC and another connectable device or a complete wireless network, linking all your audio/video and PC-based devices together.

Nexperia Multimedia Solutions
Nexperia TM is the Philips brand for families of programmable ICs for multimedia applications that offer consumers the ‘next experience’ in streaming media. Through programmability and planned development roadmaps, Nexperia product families provide the flexibility needed for easy application differentiation and future-proof system solutions.

Highly integrated, Nexperia products enable rapid application development and short time-to-market, allowing manufacturers to stay up-to-date with end-user demands in the highly competitive consumer and communications markets.

Programmable ICs
Silicon chips whose functionality is controlled by software (coded instructions), giving them the flexibility to be adapted to a range of applications.

Near-Field Communication (NFC)
Near Field Communication (NFC) links electronic devices to exchange all kinds of data, in complete security, simply by bringing two devices close together. Its short-range interaction greatly simplifies the whole issue of identification, as there is a lot less confusion when devices can only ‘hear’ their immediate neighbors.

RFID (Radio Frequency Identification)
The technology that enables products to be tracked electronically in a supply chain or retail environment for example:

3G TD-SCDMA standard
The 3rd Generation Cellular Standard which will start off in China (Europe may follow).

ABS sensors
Automatic break system sensors that regulates braking in wet or icy conditions so that a car does not skid or get out of control.

Description of Industry Terms (continued)

90 nm development
The development of a semiconductor process technology that can be used to fabricate silicon chips in which the electronic devices (transistors) have a minimum feature size of 90 billionths of a meter (less than one-thousandth the thickness of a human hair). Smaller feature sizes allow the production of faster and more complex chips.

PDAs (personal digital assistant)
Philips Semiconductors supplies power management solutions, power amplifiers, display drivers and cellular technologies for PDAs. PDA (personal digital assistant) is a term for any small mobile hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping schedule calendars and address book information handy. The term handheld is a synonym. Many people use the name of one of the popular PDS products as a generic term. These include Hewlett-Packard’s Palmtop. Most PDAs have a small keyboard. Some PDAs have an electronically sensitive pas on which handwriting can be received. Typical uses include schedule and address book storage and retrieval and note-entering. However, many applications have been written for PDAs, Increasingly, PDAs are combined with telephones and paging systems.

RF SiP (System-in-a-Package)
A further step for wireless system integration, commonly used in mobile phones.

Source WSTS
World Semiconductor Trade Statistics (WSTS) Inc. is a non-profit corporation that provides services for the world semiconductor industry, including management of the collection and publication of trade net shipments and industry forecasts. The WSTS Committee is composed of member company representatives who submit accurate monthly data from their order-entry systems, attend regional meetings and participate in world semiconductor industry forecasts. This accurate, timely monthly data is unique. WSTS forecasts are the only ones done by the industry itself. It is an esteemed source of information throughout the industry; when looking for truly unbiased statistics, WSTS is the ideal reference point.

LCoS
LCoS (Liquid Crystal on Silicon) technology is a projection TV technology offering a large, high-resolution display for projection TVs at a compact size. Liquid Crystal on Silicon refers to reflective Liquid Crystal Displays (LCDs) fabricated on silicon backplanes, Philips uses LCoS displays as the source panels in high-resolution rear-projection displays in which the image of the source panel is projected onto a large screen.

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